UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

PAREXEL International Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

699462107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,877,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,877,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

  * Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,986,177
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,986,177
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,986,177*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

* Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		222,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

222,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		123,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

123,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		123,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

123,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		123,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

123,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD LEADERS NOVEMBER LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		218,264
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

218,264
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		218,264
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

218,264
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		218,264
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

218,264
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		218,264
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

218,264
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,877,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,877,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,877,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,877,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,877,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,877,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,877,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,877,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,877,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,877,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

16

CUSIP NO. 699462107

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,877,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,877,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 882,040 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

17

CUSIP NO. 699462107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of PAREXEL International Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 195 West Street, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Leaders November LLC, a Delaware limited liability company (“Starboard November LLC”), with respect to the Shares directly and beneficially owned by it;
(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard November LLC;
(viii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard November LLC;
(ix)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(x)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard November LLC, Starboard Leaders Fund, and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard S LLC;
(xi)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
18

CUSIP NO. 699462107

(xii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xiii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard November LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard November LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard November LLC, Starboard Leaders Fund, and the Starboard Value LP Accounts and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard November LLC. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

19

CUSIP NO. 699462107

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, and Starboard November LLC, and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,104,137 Shares beneficially owned by Starboard V&O Fund is approximately $70,980,014, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 882,040 Shares by Starboard V&O Fund is approximately $50,996,724, excluding commissions. The aggregate purchase price of the 222,450 Shares beneficially owned by Starboard S LLC is approximately $13,694,985, excluding brokerage commissions. The aggregate purchase price of the 123,955 Shares beneficially owned by Starboard C LP is approximately $7,631,301, excluding brokerage commissions. The aggregate purchase price of the 218,264 Shares beneficially owned by Starboard November LLC is approximately $14,534,042, excluding brokerage commissions. The aggregate purchase price of the 326,654 Shares held in the Starboard Value LP Accounts is approximately $21,231,489, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were substantially undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe there is a substantial opportunity to improve the Issuer’s operating margins given the large disparity in the Issuer’s margins versus its best-in class peers. Based on recent press reports, the Reporting Persons understand that the Issuer may be working with investment bankers to explore a sale of the Issuer. The Reporting Persons believe that if the Issuer runs a legitimate, robust process to explore strategic alternatives, there would be significant strategic and financial buyer interest in such sale process.

Starboard Value LP has retained D. Jamie Macdonald to consult with the Reporting Persons regarding the pharmaceutical and healthcare services industries, including the Issuer. Mr. Macdonald has substantial experience as an industry executive, including as CEO of INC Research and SVP and Head of Global Project Management of Quintiles, where he helped to significantly improve operating margins. Starboard Value LP entered into an Advisor Agreement with Mr. Macdonald defined and described in Item 6 below.

20

CUSIP NO. 699462107

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,762,287 Shares outstanding, as of May 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on May 10, 2017, Starboard V&O Fund beneficially owned 1,986,177 Shares, including 882,040 Shares underlying certain forward purchase contracts.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 1,986,177
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,986,177
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on May 10, 2017, Starboard S LLC beneficially owned 222,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 222,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 222,450
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
21

CUSIP NO. 699462107

C.	Starboard C LP
(a)	As of the close of business on May 10, 2017, Starboard C LP beneficially owned 123,955 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 123,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 123,955
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 123,955 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 123,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 123,955
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 123,955 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 123,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 123,955
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
22

CUSIP NO. 699462107

F.	Starboard November LLC
(a)	As of the close of business on May 10, 2017, Starboard November LLC beneficially owned 218,264 Shares.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 218,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 218,264
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard November LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard November LLC, may be deemed the beneficial owner of the 218,264 Shares owned by Starboard November LLC.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 218,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 218,264
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard November LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard November LLC, may be deemed the beneficial owner of the 218,264 Shares owned by Starboard November LLC.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 218,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 218,264
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard November LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
23

CUSIP NO. 699462107

I.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 218,264 Shares owned by Starboard November LLC.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 218,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 218,264
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard November LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value LP
(a)	As of the close of business on May 10, 2017, 326,654 Shares were held in the Starboard Value LP Accounts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard November LLC, and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,986,177 Shares owned by Starboard V&O Fund, (ii) 222,450 Shares owned by Starboard S LLC, (iii) 123,955 Shares owned by Starboard C LP, (iv) 218,264 Shares owned by Starboard November LLC, and (v) 326,654 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,877,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,877,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard November LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,986,177 Shares owned by Starboard V&O Fund, (ii) 222,450 Shares owned by Starboard S LLC, (iii) 123,955 Shares owned by Starboard C LP, (iv) 218,264 Shares owned by Starboard November LLC and (v) 326,654 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,877,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,877,500
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard November LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
24

CUSIP NO. 699462107

L.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,986,177 Shares owned by Starboard V&O Fund, (ii) 222,450 Shares owned by Starboard S LLC, (iii) 123,955 Shares owned by Starboard C LP, (iv) 218,264 Shares owned by Starboard November LLC and (v) 326,654 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,877,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,877,500
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard November LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,986,177 Shares owned by Starboard V&O Fund, (ii) 222,450 Shares owned by Starboard S LLC, (iii) 123,955 Shares owned by Starboard C LP, (iv) 218,264 Shares owned by Starboard November LLC and (v) 326,654 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,877,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,877,500
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard November LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,986,177 Shares owned by Starboard V&O Fund, (ii) 222,450 Shares owned by Starboard S LLC, (iii) 123,955 Shares owned by Starboard C LP, (iv) 218,264 Shares owned by Starboard November LLC and (v) 326,654 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,877,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,877,500

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard November LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

25

CUSIP NO. 699462107

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4 above, Starboard Value LP has retained Mr. Macdonald to consult with the Reporting Persons regarding the pharmaceutical and healthcare services industries, including the Issuer. Starboard Value LP entered into an advisor agreement (the “Advisor Agreement”) with Mr. Macdonald on April 26, 2017. Pursuant to the Advisor Agreement and in consideration for the performance of certain consulting and advisory services by Mr. Macdonald, Starboard Value LP agreed to pay Mr. Macdonald an upfront fee equal to $50,000 in cash.

Starboard V&O Fund entered into forward contracts with Morgan Stanley as the counterparty on the dates referenced in Schedule B providing for the purchase of an aggregate of 882,040 Shares having an aggregate purchase price of $50,996,724 (each a “Forward Contract”). Each of the Forward Contracts has a final valuation date of December 29, 2017, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to Morgan Stanley of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the Forward Contracts provides for physical settlement. Until the settlement date, none of the Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On May 10, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders November LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated May 10, 2017.
99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

26

CUSIP NO. 699462107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS NOVEMBER LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

27

CUSIP NO. 699462107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 699462107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Forward Contract	19,300	62.3593	03/20/2017
Purchase of Forward Contract	154,400	61.5672	03/22/2017
Sale of Forward Contract	(153,642)	61.9633	04/04/2017
Purchase of Forward Contract	77,200	61.6301	04/11/2017
Purchase of Forward Contract	50,180	61.8878	04/12/2017
Purchase of Forward Contract	27,020	61.5317	04/13/2017
Purchase of Common Stock	19,300	62.8476	04/21/2017
Purchase of Common Stock	19,300	62.8476	04/21/2017
Purchase of Common Stock	32,810	62.5944	04/25/2017
Purchase of Common Stock	32,810	62.5944	04/25/2017
Purchase of Common Stock	7,720	62.4864	04/26/2017
Purchase of Common Stock	7,720	62.4864	04/26/2017
Purchase of Common Stock	4,009	64.3831	05/01/2017
Purchase of Common Stock	9,354	64.4591	05/01/2017
Purchase of Common Stock	14,447	64.5303	05/02/2017
Purchase of Common Stock	2,273	64.6814	05/02/2017
Purchase of Common Stock	4,629	64.7944	05/02/2017
Purchase of Common Stock	32,105	65.1777	05/02/2017
Purchase of Common Stock	24,054	64.4887	05/03/2017
Purchase of Common Stock	991	70.8554	05/08/2017
Purchase of Common Stock	1,253	73.3260	05/08/2017
Exercise of Forward Contract	890,362	64.4345	05/10/2017

Starboard Value and Opportunity S LLC

Purchase of Forward Contract	2,150	62.3593	03/20/2017
Purchase of Forward Contract	17,200	61.5672	03/22/2017
Sale of Forward Contract	(17,228)	61.9633	04/04/2017
Purchase of Forward Contract	8,600	61.6301	04/11/2017
Purchase of Forward Contract	5,590	61.8878	04/12/2017
Purchase of Forward Contract	3,010	61.5317	04/13/2017
Purchase of Common Stock	4,300	62.8476	04/21/2017
Purchase of Common Stock	7,310	62.5944	04/25/2017
Purchase of Common Stock	1,720	62.4864	04/26/2017
Purchase of Common Stock	447	64.3831	05/01/2017
Purchase of Common Stock	1,042	64.4591	05/01/2017
Purchase of Common Stock	1,609	64.5303	05/02/2017
Purchase of Common Stock	253	64.6814	05/02/2017
Purchase of Common Stock	516	64.7944	05/02/2017
Purchase of Common Stock	3,577	65.1777	05/02/2017
Purchase of Common Stock	2,679	64.4887	05/03/2017
Purchase of Common Stock	110	70.8554	05/08/2017
Purchase of Common Stock	139	73.3260	05/08/2017
Exercise of Forward Contract	198,748	61.3150	05/10/2017

CUSIP NO. 699462107

Starboard Value and Opportunity C LP

Purchase of Forward Contract	1,200	62.3593	03/20/2017
Purchase of Forward Contract	9,600	61.5672	03/22/2017
Sale of Forward Contract	(9,597)	61.9633	04/04/2017
Purchase of Forward Contract	4,800	61.6301	04/11/2017
Purchase of Forward Contract	3,120	61.8878	04/12/2017
Purchase of Forward Contract	1,680	61.5317	04/13/2017
Purchase of Common Stock	2,400	62.8476	04/21/2017
Purchase of Common Stock	4,080	62.5944	04/25/2017
Purchase of Common Stock	960	62.4864	04/26/2017
Purchase of Common Stock	249	64.3831	05/01/2017
Purchase of Common Stock	582	64.4591	05/01/2017
Purchase of Common Stock	898	64.5303	05/02/2017
Purchase of Common Stock	141	64.6814	05/02/2017
Purchase of Common Stock	288	64.7944	05/02/2017
Purchase of Common Stock	1,996	65.1777	05/02/2017
Purchase of Common Stock	1,496	64.4887	05/03/2017
Purchase of Common Stock	62	70.8554	05/08/2017
Purchase of Common Stock	78	73.3260	05/08/2017
Exercise of Forward Contract	110,725	61.3153	05/10/2017

STARBOARD LEADERS November LLC

Purchase of Common Stock	7,265	64.3831	05/01/2017
Purchase of Common Stock	16,951	64.4591	05/01/2017
Purchase of Common Stock	26,177	64.5303	05/02/2017
Purchase of Common Stock	4,119	64.6814	05/02/2017
Purchase of Common Stock	8,388	64.7944	05/02/2017
Purchase of Common Stock	58,175	65.1777	05/02/2017
Purchase of Common Stock	43,587	64.4887	05/03/2017
Purchase of Common Stock	23,669	70.8554	05/08/2017
Purchase of Common Stock	29,933	73.3260	05/08/2017

CUSIP NO. 699462107

STARBOARD VALUE LP

(Through the Starboard Value LP Accounts)

Purchase of Forward Contract	2,350	62.3593	03/20/2017
Purchase of Forward Contract	18,800	61.5672	03/22/2017
Sale of Forward Contract	(19,533)	61.9633	04/04/2017
Purchase of Forward Contract	9,400	61.6301	04/11/2017
Purchase of Forward Contract	6,110	61.8878	04/12/2017
Purchase of Forward Contract	3,290	61.5317	04/13/2017
Purchase of Common Stock	4,700	62.8476	04/21/2017
Purchase of Common Stock	7,990	62.5944	04/25/2017
Purchase of Common Stock	1,880	62.4864	04/26/2017
Purchase of Common Stock	488	64.3831	05/01/2017
Purchase of Common Stock	1,139	64.4591	05/01/2017
Purchase of Common Stock	2,542	64.3831	05/01/2017
Purchase of Common Stock	5,932	64.4591	05/01/2017
Purchase of Common Stock	1,759	64.5303	05/02/2017
Purchase of Common Stock	277	64.6814	05/02/2017
Purchase of Common Stock	564	64.7944	05/02/2017
Purchase of Common Stock	3,909	65.1777	05/02/2017
Purchase of Common Stock	9,162	64.5303	05/02/2017
Purchase of Common Stock	1,441	64.6814	05/02/2017
Purchase of Common Stock	2,936	64.7944	05/02/2017
Purchase of Common Stock	20,361	65.1777	05/02/2017
Purchase of Common Stock	2,929	64.4887	05/03/2017
Purchase of Common Stock	15,255	64.4887	05/03/2017
Purchase of Common Stock	8,286	70.8554	05/08/2017
Purchase of Common Stock	10,479	73.3260	05/08/2017
Exercise of Forward Contract	224,625	64.6187	05/10/2017